Customers Bancorp, Inc.

1015 Penn Avenue

Suite 103

Wyomissing PA 19610

July 1, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Jessica Livingston

Re:	Acceleration Request
Customers Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-239305

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, Customers Bancorp, Inc. (the “Company”) hereby requests that the Registration Statement referenced above be declared effective as of 4:00 p.m. on July 2, 2020, or as soon thereafter as is practicable.

Please call our counsel, Christopher S. Connell at 215.564.8138 or Thomas L. Hanley at 215.564.8577 with any questions relating to this request and to confirm the effectiveness of the Registration Statement.

CUSTOMERS BANCORP, INC.

By:	/s/ Carla A. Leibold
Carla A. Leibold
Executive Vice President – Chief Financial Officer